FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

(011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated September 5, 2006 announcing that FreeSeas Inc. reports Six Months 2006 Results.

Exhibit 1

FreeSeas Inc. Reports

Six Months 2006 Results

Piraeus, Greece, September 5, 2006 –FreeSeas Inc. (Nasdaq:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today unaudited operating results for the six months ended June 30, 2006. The Company was incorporated on April 23, 2004 and became public on December 16, 2005.

For the six months ended June 30, 2006, the Company reported operating revenues of $5.19 million and a net loss of ($2.51) million, or ($0.40) per share, based on 6,282,600 shares outstanding during the period as compared to operating revenue of $4.45 million and net income of $534,000 during the comparable period in 2005. During the six months ended June 30, 2006, the Company was operating three vessels as compared to two vessels in the comparable period in 2005.  EBITDA, adjusted for certain non-cash compensation expenses, for the six months ended June 30, 2006 was $948,000. A reconciliation of EBITDA to net income is provided below. An average of three vessels were owned and operated during the six months ended June 30, 2006 earning an average Time Charter Equivalent rate of $7,918 per day during the period.

The Company reported operating revenues of $2.72 million and a net loss of ($0.72) million, or ($0.11) per share for the second quarter ended June 30, 2006, compared to operating revenues of $2.47 million and a net loss of ($1.79) million, or ($0.29) per share, for the quarter ended March 31, 2006, based on 6,282,600 shares outstanding during the period. EBITDA, adjusted for certain non-cash compensation expenses, for the second quarter was $1.03 million as compared to ($79,000) for the first quarter of 2006. An average of three vessels were owned and operated during the second quarter of 2006 earning an average Time Charter Equivalent rate of $9,984 per day during the second quarter as compared to $5,852 per day during the first quarter.

Management Commentary:

George D. Gourdomichalis, Chairman and President of FreeSeas commented, “The first six months of 2006 were our first as a public company. We incurred additional costs during that six month period for being a public company and expect that as we continue to grow they will be a smaller percentage of our total revenues. Additionally, during the first quarter of 2006, the dry bulk shipping market experienced a softening in rates, which were at their lowest levels in the past three years and impacted all companies in the industry.

Our operations during the first six months of 2006 were affected by these weak market conditions and lower charter rates during the first quarter, which resulted in lower operating revenue. Additionally, in the first quarter, we experienced extraordinary repairs and expenses during a voyage charter, which further decreased earnings and EBITDA. Our operations in the second quarter rebounded significantly as we experienced stronger market conditions and a strengthening in charter rates as evidenced by an average Time Charter Equivalent rate of $9,984 per day per vessel in the second quarter of 2006 compared to $5,852 during the first quarter of 2006. Charter rates have continued to strengthen in the third quarter and given that our vessels operate primarily in the spot market, we are taking advantage of the strong market conditions and believe it will translate into increasing revenues in the third quarter.”

Efstathios D. Gourdomichalis, Chief Financial Officer of FreeSeas remarked, “In addition to the weak market conditions of the first quarter of 2006, our results during the first six months of 2006 were also affected by the drydocking of the M/V Free Envoy in the second quarter, which accounted for our lower fleet utilization ratio.  Even with the drydocking of the M/V Free Envoy, the results of the second quarter of 2006 were significantly improved. As we seek to expand our fleet, we believe that the per vessel operating expenses would decrease with additional vessel acquisitions.”

Ion G. Varouxakis, Chief Executive Officer and Secretary of FreeSeas, continued, “The significant rebound of second quarter of 2006 earnings and EBITDA reflects the Company’s ability to take advantage of improving market conditions and increased charter rates after a depressed first quarter. We believe that this should result in improved operating results. Our Company’s objective is to grow by expanding our fleet and capitalizing on current favorable market conditions. FreeSeas is actively seeking strategic opportunities focusing on the handysize segment of the market, which we believe has the strongest growth potential, given the operational versatility of handysize vessels, combined with the low orderbook and high percentage of over-age vessels in this segment.”

Summary Financial Data:

(in US Dollars 000s, except share data)	First Half 2006	Second Quarter 2006	First Quarter 2006
Revenues	5,186	2,718	2,469
Operating (loss)	(1,994)	(458)	(1,538)
Net (loss)	(2,512)	(719)	(1,794)
EBITDA	948	1,026	(79)
Earnings per share	(0.40)	(0.11)	(0.29)
Shares Outstanding during the period	6,282,600	6,282,600	6,282,600

Fleet Profile:

As of today, the fleet profile of FreeSeas is as follows:

Vessel	Type	Dwt	Year Built	Age (in years)	Delivered to FreeSeas

M/V Free Fighter	Handysize	39,240	1982	24	6/15/2005
M/V Free Destiny	Handysize	25,240	1982	24	8/4/2004
M/V Free Envoy	Handysize	26,318	1984	22	9/29/2004
Total Fleet	3 Vessels	90,798		23.3

      Summary Fleet Data:

	First Half 2006	Second Quarter 2006	First Quarter 2006
FLEET DATA
Average number of vessels (1)	3	3	3
Available days for fleet (2)	525	255	270
Calendar days for fleet (3)	543	273	270
Fleet utilization (4)	96.5%	93%	100%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$7,918	$9,984	$5,852
Vessel operating expenses inclusive of management fees (6)	$4,299	$4,140	$4,458
General & administrative expenses (7)	$1,557	$1,427	$1,688
Total vessel operating expenses (8)	$5,857	$5,567	$6,147

The lower fleet utilization ratio in the second quarter of 2006 reflects the intermediate survey of the M/V Free Envoy.

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and commissions by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, and maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

 (8) Total vessel operating expenses, or TVOE, are a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

FreeSeas Inc.
Consolidated Balance Sheet
(All amounts expressed in thousands of U.S. Dollars except for share data)

	December 31, 2005 (audited)	June 30, 2006 (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,285	$574
Trade receivables, net	520	417
Inventories	42	599
Claims and other	762	446
Due from related party	677	842
Total current assets	5,286	2,878

Fixed assets, net	23,848	21,555
Deferred charges, net	706	846
Total fixed assets	24,554	22,401

Total assets	$29,840	$25,279

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank overdraft	-	2,000
Accounts payable	1,176	1,421
Accrued liabilities	1,540	1,125
Unearned revenue	172	361
Shareholders’ loan, current portion	950	1,250
Due to related party	893	969
Long-term debt, current portion	5,500	4,000
Total current liabilities	10,231	11,126

Long-term debt, net of current portion	7,500	4,830
Shareholders’ loan, net of current portion	2,250	1,700
Other liabilities	154	39
Total long-term liabilities	9,904	6,568

Total liabilities	20,135	17,694

SHAREHOLDERS’ EQUITY
Share capital (40,000,000 common shares authorized, 5,000,000 preferred shares authorized, 6,282,600 common shares issued and outstanding, with par value $.001 per share)	6	6
Additional paid-in capital	9,242	10,767
Retained earnings	622	(1,890)
Deferred stock compensation	(165)	(1,298)
Total shareholders’ equity	9,705	7,585

Total liabilities and shareholders’ equity	$29,840	$25,279

FreeSeas Inc.

Consolidated Statement of Operations

For the Six Month Period ended June 30, 2006 and June 30, 2005

(All amounts expressed in thousands of U.S. Dollars except for share data)

	Six Months ended June 30, 2005 (unaudited)	Six Months ended June 30, 2006 (unaudited)

OPERATING REVENUES	$4,448	$5,187
OPERATING EXPENSES:
Vessel operating expenses	(1,506)	(2,082)
Voyage expenses	-	(711)
Depreciation expenses	(1,296)	(2,292)
Amortization of deferred dry-docking and special survey costs	(138)	(217)
Management fees to a related party	(218)	(270)
Commissions	(191)	(350)
Compensation costs	-	(433)
General and Administrative expenses	(212)	(826)
TOTAL OPERATING EXPENSES	(3,561)	(7,182)
Income from operations	887	(1,994)

OTHER INCOME (EXPENSE):
Finance costs	(357)	(531)
Interest income	4	13
Total other (expense)	(353)	(518)

Net income ( loss )	$534	$(2,513)

Basic net income (loss) per share	$ 0.12	$ (0.40)
Basic number of shares	4,500,000	6,282,600

 FreeSeas Inc.
Consolidated Statement of Cash Flows
(All amounts expressed in thousands of U.S. Dollars)

	For the six months ended June 30, 2005	For the six months ended June 30, 2006

Cash Flows from Operating Activities:
Net income	534	(2,512)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,296	2,293
Amortization of deferred charges	167	254
Amortization of debt discount	69	87
Dry-docking and special survey	(148)	(377)
Interest imputed in interest free shareholders’ loan	21	-
Compensation costs for stock options granted	-	433
Changes in:
Trade receivables	120	103
Claims and other receivables	(172)	316
Inventories	(238)	(557)
Due from related party	61	(165)
Other Assets	(50)	-
Accounts payable	220	245
Accrued liabilities	341	(415)
Unearned revenue	(180)	189
Due to related party	(63)	76
Other liabilities	-	(116)
Net Cash provided by (used in) Operating Activities	1,978	(146)
Cash Flows from Investing Activities:
Vessel acquisitions	(11,192)	-
Restricted cash	400	-
Net Cash used in Investing Activities	(10,792)	-
Cash Flows from Financing Activities:
Proceeds from long-term debt	7,000	-
Loans from shareholders	4,217	-
Payments of long-term debt	(1,700)	(4,170)
Payments of advance from shareholders	(600)	-
Payments of loans from shareholders	(200)	(250)
Proceeds from bank overdraft	-	2,000
Reduction of common stock, net	-	(128)
Deferred financing costs	(67)	(17)
Repayment of Bank overdraft	(37)	-
Net Cash provided by (used in) Financing Activities	8,613	(2,565)
Net decrease in cash in hand and at bank	(201)	(2,711)
Cash in hand and at bank, Beginning of Period	461	3,285
Cash in hand and at bank, End of Period	260	574
Supplemental Cash Flow Information:
Cash paid for interest	215	388
Non-cash shareholder distributions	19	5
Non-cash shareholder contribution	21	-

FreeSeas Inc.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in thousands of U.S. Dollars)

	First Quarter 2006	Second Quarter 2006	First Half 2005	First Half 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	(1,794)	(719)	523	(2,513)
Interest and finance costs, net	(256)	(262)	353	(518)
Depreciation	(1,140)	(1,152)	1,296	(2,292)
Amortization	(102)	(115)	138	(217)
Compensation Costs	(216)	(216)	0	(433)
Adjusted EBITDA	(79)	1,026	2,321	948

EBITDA Reconciliation:

FreeSeas Inc. considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of drybulk vessels.  Currently, it has a fleet of three Handysize vessels. FreeSeas’ common stock and warrants trade on the Nasdaq Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     FreeSeas Inc.

(Registrant)

Dated:  September 5, 2006                    By:            /s/ Stathis D. Gourdomichalis

                                             ----------------------------------

 Stathis D. Gourdomichalis

                    Chief Financial Officer